Exhibit 99.1

Li-Cycle and Glencore Announce Global Strategic Partnership; Glencore to Make a $200 Million Investment in Li-Cycle

Li-Cycle and Glencore Enter into a Long-Term Battery Supply Agreement; Glencore Designates Li-Cycle as a Preferred Global Lithium-ion Battery Recycling Partner

Li-Cycle and Glencore will Create an Integrated Network to Supply Primary and Secondary Lithium-ion Battery Materials

Li-Cycle and Glencore will also Enter into Arrangements for Black Mass Supply and Off-take, Hub End-Products and By-Products Off-take and Key Reagent Supply

TORONTO, Ontario (May 5, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced a strategic partnership with Glencore plc (LON: GLEN) (“Glencore”), a leading provider of primary metals for the production of EV batteries. The strategic partnership will better serve the EV battery supply chain by providing customers with an integrated approach for their primary and recycled metal needs.

Li-Cycle and Glencore have executed a global feedstock supply agreement under which Glencore will supply all types of manufacturing scrap and end-of-life lithium-ion batteries to Li-Cycle. Li-Cycle and Glencore have also entered into a non-binding Term Sheet for global, long-term strategic contracts, which would complement Li-Cycle’s existing off-take and marketing agreements, including:

•	Supply of black mass to Li-Cycle’s Hubs

•	Off-take of black mass from Li-Cycle’s Spokes

•	Off-take of battery-grade end products produced by Li-Cycle’s Hubs

•	Off-take of by-products from Li-Cycle’s Spokes and Hubs, and

•	Supply of sulfuric acid, one of the key input reagents for Li-Cycle’s Hubs

Upon execution of the commercial agreements, Glencore will make a $200 million investment in Li-Cycle and Glencore will have the right to nominate one board member to the Li-Cycle board. Li-Cycle has agreed to nominate Kunal Sinha, Glencore’s Head of Recycling, to the Li-Cycle Board of Directors.

“We are thrilled to have Glencore as a long-term strategic investor and global commercial partner. Bringing our complementary capabilities together will accelerate the path to a circular economy for critical materials in the lithium-ion battery supply chain,” said Ajay Kochhar, Li-Cycle Co-Founder and Chief Executive Officer. “These agreements further secure and diversify our lithium-ion battery supply and feedstock sources, competitively positioning our network expansion in North America and Europe.”

Critical material supply has been recognized as a key success factor for enabling electrification around the world and localized supply sources are increasingly important to EV strategies. Glencore and Li-Cycle have a shared vision to enable sustainable, localized supply chains for electrification and recognize that both primary and secondary (or recycled) critical materials are required to deliver on this vision.

“As we continue to add to our recycling infrastructure of critical battery materials, we are pleased to work with Li-Cycle as a preferred global partner in the lithium-ion battery recycling space,” said Kunal Sinha, Head of Recycling at Glencore. “This is a key step in establishing a strong long-term foundation for the vertical integration of the battery materials supply chain. Together, we will be expanding the spectrum of battery material supply solutions to a broader global customer base, particularly in Europe and North America.”

Debbie Simpson, Li-Cycle Chief Financial Officer, added: “The $200 million investment by Glencore will enhance Li-Cycle’s already strong balance sheet and will provide us with total cash greater than our anticipated capital needs for the completion of the Rochester Hub and the five Spokes currently in development and our operating needs for the next two years. Once completed, the Glencore investment, together with the previously announced investments by LG Chem, Ltd. and LG Energy Solution, Ltd. and the investment made by an affiliate of Koch Strategic Platforms, will bring the total new capital we have raised since our August 2021 NYSE listing from key strategic global players in the battery material industry to $350 million.”

Glencore Financial Investment

Glencore will purchase a convertible note in the aggregate principal amount of $200 million (the “Note”). The Note will mature on the fifth anniversary of closing and have an initial conversion price of $9.95 per Li-Cycle common share and Li-Cycle will be entitled to pay interest on the Note in cash or payments in-kind (“PIK”), at its election. Cash interest payments will be based on the Secured Overnight Financing Rate (SOFR) plus 5.0% per year, and PIK payments will be based on SOFR plus 6.0% per year (with a SOFR floor of 1.0% per annum and cap of 2.0% per annum). In addition, Glencore has committed to a standstill agreement and Li-Cycle has granted certain registration rights to Glencore. If Glencore elects to convert during the conversion option period, Glencore would hold an approximate 10% equity stake in Li-Cycle (based on the current number of outstanding Common Shares).

Timing

The financial investment is subject to customary closing conditions and the execution of the commercial agreements described above. The commercial agreements are expected to be finalized and the financial investment is expected to close in the Company’s third fiscal quarter 2022.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The Common Shares to be issued in connection with the Investment have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Glencore plc

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly sourced commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, they produce, process, recycle, source, market and distribute the commodities that enable decarbonisation while meeting the energy needs of today. Glencore companies employ around 135,000 people, including contractors. With a strong footprint in over 35 countries in both established and emerging regions for natural resources, their marketing and industrial activities are supported by a global network of more than 40 offices. Glencore’s customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. They also provide financing, logistics and other services to producers and consumers of commodities. Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. They are an active participant in the Extractive Industries Transparency Initiative. Glencore recognises their responsibility to contribute to the global effort to achieve the goals of the Paris Agreement. Their ambition is to be a net zero total emissions company by 2050. In August 2021, they increased their medium-term emission reduction target to a 50% reduction by 2035 on 2019 levels and introduced a new short-term target of a 15% reduction by 2026 on 2019 levels. For more information, please visit the Glencore website at www.glencore.com.

CONTACTS

Li-Cycle Holdings Corp.

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Kunal Phalpher

media@li-cycle.com

Glencore plc

Investor Relations

Martin Fewings

t: +41 41 709 28 80

m: +41 79 737 56 42

martin.fewings@glencore.com

Press

Charles Watenphul

t: +41 41 709 24 62

m: +41 79 904 33 20

charles.watenphul@glencore.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “estimate”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include, for example, statements about the expected completion of the negotiation of strategic long-term contracts and the closing of the purchase of the Note by Glencore; the closing of the subscription for Common Shares by LG Chem, Ltd. and LG Energy Solution, Ltd.; the future financial performance of Li-Cycle and the anticipated benefits from the proposed collaboration with Glencore; the growing global market demand for lithium-ion batteries and their raw material; Li-Cycle’s liquidity requirements and capital resources; the future financial performance of Li-Cycle and the development of the Rochester Hub. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries;

Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke capital projects in a timely manner or on budget, or that those capital projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; risks related to international expansion; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

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